Exhibit 99.1

NOTICE TO THE MARKET

GERDAU S.A. (BM&FBovespa: GGBR, NYSE: GGB, Latibex: XGGB) hereby announces that Moody’s assigned the Company’s ratings with Investment Grade “Baa3” and stable outlook.

According to Moody’s, the rating reflects its successful equity issuance in April 2011 through which Gerdau raised R$ 3.6 billion, and the resulting improved liquidity position and declining leverage. From a strategic perspective, the ongoing investments for greater self-sufficiency of key inputs, namely iron ore, should improve margins and the overall competitiveness of Gerdau over the near to medium term. Potential monetization of iron ore assets may benefit the company’s liquidity.

The stable outlook reflects Moody’s expectation that structural changes in the Brazilian steel sector will result in lower, but still comfortable, margins going forward, helped by its good operational flexibility and efficient cost management. In the medium term, margins should benefit from the ongoing investments in product mix improvement and cost reduction. The stable outlook also considers that capex and liquidity will continue to be prudently managed, and that Gerdau will focus on debt reduction.

Considering the Investment Grade from Moody’s, Gerdau now has Investment Grade Rating from the three most known Rating Agency Companies: Fitch Ratings, Moody’s and Standard & Poor’s.

Porto Alegre, December 05, 2011

Osvaldo Burgos Schirmer

Executive Vice-President and

Investor Relations Officer